Exhibit 99.1

PLIN Announces Signing of Contract to Expand into the Soybean Oil Market

NEW YORK, May 13, 2020 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("Xiangtai" or the "Company"), an emerging growth company engaged in the food processing business, today announced that its subsidiary, Chongqing Ji Mao Cang Feed Co., Ltd. ("JMC") entered into an agreement to sell 10,000 tons of soybean oil to Chongqing Wave Trading Co., Ltd. by October, 2020. The contract is worth $8.5 million (RMB 60.5 million) and JMC has received a 20% deposit as advance payment.

Acquired by the Company in April 2020, JMC specializes in the sale of feed raw material and supplying feed formula solutions. JMC has sold more than 200,000 tons of soybean meal in 2019.

Soybean oil is a vegetable oil extracted from the seeds of the soybean plant. It is one of the most widely consumed cooking oils and the second most consumed vegetable oil in the world. Between 2019 and 2020, around 56.75 million metric tons of soybean oil were produced around the world.

"We were very busy at supporting the food supply chain during the COVID-19 pandemic and glad to see more and more businesses reopened," said Ms. Jiaping Zhou, General Manager of JMC. "For we saw the need for healthy food and believe there is an opportunity in other soybean products, our team decided to expand business into the soybean oil market."

"As we saw the price of soybean contracts raised recently, we believe our recently acquired subsidiary JMC seized a great opportunity and can deliver a better financial result this year," said Mr. Xiaohui Wu, President and Director of China Xiangtai Food Co., Ltd. "The need for healthy food ingredient has been instrumental in driving the growth of the soybean oil market. This business expansion will benefit the financial results of both JMC and subsequently Xiangtai this year."

"As we continue to navigate the unprecedented time, it's more important than ever to keep entire supply chain working, ensure a sustainable, safe and reliable supply for our customers." Said Ms. Zeshu Dai, Chairman and Chief Executive Officer of China Xiangtai Food Co., Ltd. "We are excited to leverage JMC's resources to continuing add accreditive value to our shareholders in the future."

About Ji Mao Cang Feed Co., Ltd.

Founded in 2012, Chongqing Ji Mao Cang Feed Co., Ltd ("JMC"). is a private enterprise specializing in the sale of feed raw material and feed formula solutions. JMC has entered into strategic partnerships with large grain and oil corporations and has obtained general distributorship in Chongqing, Sichuan and other places. JMC has more than 200 customers in farm industry and nearly 100 customers in feed production industry.

About China Xiangtai Food Co., Ltd

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@plinfood.com

IR Contact:

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: PLIN@dgipl.com